 **NEWALTA**
Better ways to manage waste


07027127

September 25, 2007



Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

**Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)**

SUPPL

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1.   Press Release dated September 17, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,.

**NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND**


PROCESSED

OCT 17 2007

**THOMSON
FINANCIAL**

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

TBW/VZ
Encl.

NEWALTA CORPORATION   TEL   403.266.6556
1200, 333 - 11 Avenue S.W.   FAX   403.262.7348
Calgary, AB T2R 1L9   WEB www.newalta.com

8/05/SEC Letter - Week of Sept 17, 2007



NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces September Distribution

CALGARY, Alberta, Canada, September 17, 2007 – Newalta Income Fund ("Newalta") (TSX:NAL.UN) today announced that it has declared a cash distribution of 18.5 cents per trust unit for the month of September 2007, payable on October 15, 2007, to all unitholders of record on September 28, 2007. The ex-distribution date is September 26, 2007.

To the extent that any portion of these distributions is designated as dividends paid by Newalta, that portion is designated to be an "eligible dividend" pursuant to subsection 89(14) of the Income Tax Act (Canada) and corresponding provincial legislation.

Based on the September 17, 2007 closing price of $20.49 per trust unit, the September distribution represents an annualized cash-on-cash yield of approximately 10.8%.

Newalta Income Fund is one of Canada's leading industrial waste management and environmental services companies and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

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For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
Phone: (403) 806-7019

